                                   FORM 11-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934
                  For the fiscal year ended December 31, 2000

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _______ to _________

                 Commission file numbers 1-2116 and 333-32530



     HARTCO FLOORING COMPANY BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN
                           (Full title of the Plan)


                       ARMSTRONG WORLD INDUSTRIES, INC.
                           ARMSTRONG HOLDINGS, INC.
              2500 Columbia Avenue Lancaster, Pennsylvania 17604
          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                                              Page No.
                                                                                              --------
Item 1.    Independent Auditors' Report                                                             4
           ----------------------------

Item 2.    Statements of Net Assets Available for Benefits
           -----------------------------------------------
           December 31, 2000 and 1999                                                               5

Item 3.    Statements of Changes in Net Assets Available for Benefits
           ----------------------------------------------------------
           Years ended December 31, 2000 and 1999                                                   6

Notes to Financial Statements                                                                    7-13

Schedule of Assets Held for Investment Purposes                                                    14

Exhibits                                                                                           15
--------
Consent of Independent Auditors

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              HARTCO FLOORING COMPANY
                              BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN


June 28, 2001                 By: /s/: Jennifer E. Wisdom
                              ----------------------------

                              Jennifer E. Wisdom Vice President Human Resources

                         Independent Auditors' Report
                         ----------------------------

To the Retirement Committee of the
   Hartco Flooring Company
   Bargaining Employees' Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Hartco Flooring Company Bargaining Employees' Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hartco Flooring Company Bargaining Employees' Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly started in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP
Dallas, Texas
May 28, 2001

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 2000 and 1999

                                                                                          2000              1999
                                                                                     --------------     ------------
Assets:
 Investments, at fair value (note 5):
    Armstrong Holdings, Inc. common stock                                            $       87,218     $     16,077
    Fidelity Magellan Fund                                                                  463,287          386,145
    Fidelity Equity Income Fund                                                           1,246,455        1,127,827
    Fidelity Intermediate Bond Fund                                                       2,019,074        1,922,404
    Fidelity Overseas Fund                                                                  118,425          131,200
    Fidelity Asset Manager Fund                                                             221,301          171,386
    Fidelity Retirement Money Market Fund                                                   514,998          431,866
    Participant loans                                                                       422,590          385,805
                                                                                     --------------     ------------

                Total investments                                                         5,093,348        4,572,710

 Receivables (note 2):
    Employer contributions                                                                  134,399               --
    Employee contributions                                                                    5,783            2,342
    Participant loans                                                                         2,676               --
                                                                                     --------------     ------------
                Total receivables                                                           142,858            2,342
                                                                                     --------------     ------------
                Total assets                                                              5,236,206        4,575,052
                                                                                     --------------     ------------
Net assets available for benefits                                                    $    5,236,206     $  4,575,052
                                                                                     ==============     ============

See accompanying notes to financial statements.

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 2000 and 1999

                                                                                    2000              1999
                                                                               --------------    --------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividend income                                            $      337,549    $      325,826
       Net depreciation in fair value of
          investments (note 5)                                                       (100,534)          (81,276)
                                                                               --------------    --------------

                   Net investment income                                              237,015           244,550

    Contributions:
       Participant (note 2)                                                           350,257           292,904
       Employer (note 2)                                                              293,817           134,274
       Rollovers (note 3)                                                                  --             1,198
                                                                               --------------    --------------
                   Total contributions                                                644,074           428,376
                                                                               --------------    --------------
                   Total additions                                                    881,089           672,926
                                                                               --------------    --------------
Deductions from net assets attributed to benefits
    paid to participants (notes 2 and 3)                                             (219,935)        (209,771)
                                                                               --------------    --------------
                   Net increase                                                       661,154           463,155

Net assets available for benefits at beginning of year                              4,575,052         4,111,897
                                                                               --------------    --------------
Net assets available for benefits at end of year                               $    5,236,206    $    4,575,052
                                                                               ==============    ==============

See accompanying notes to financial statements.

                            HARTCO FLOORING COMPANY

                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(1)  General Information

     The Hartco Flooring Company Bargaining Employees' Retirement Savings Plan (the Plan) was established on January 1, 1985. On June 28, 1996, Triangle Pacific Corp. (the Company or Plan Administrator) acquired all of the stock of Hartco Flooring Company from Premark International, Inc. The Company assumed responsibility for administering and sponsoring the Plan effective June 30, 1996, and to continue the Plan without interruption by amending and restating the Plan in its entirety effective June 28, 1996, to change the sponsoring employer.

     On July 22, 1998, Triangle Pacific Corp. was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The Board of Directors of Triangle Pacific Corp. intends to continue providing retirement benefits through the Company's defined contribution plans.

(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan documents for more detailed information.

     (a)  General

          The Plan is a defined contribution plan which provides retirement benefits to employees of Hartco Flooring Company, a division of Triangle Pacific Corp., who are members of a collective bargaining agreement and whose customary employment is for at least 1,000 hours during a 12 month period. Employees are eligible to participate in the Plan on the first day of the month coincident with or following the completion of six months of service. All eligible employees whose customary employment is not for at least 1,000 hours during a year participate in the Plan on the first day of the month coincident with or following the 12 month period after their employment or any plan year thereafter, provided 1,000 hours of service are completed during this time period. However, employees must not be active participants in any other defined contribution plan to which the Company or any subsidiary contributes on their behalf. The Plan is administered by Triangle Pacific Corp. and advised by the Retirement Committee appointed by the Board of Directors. The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

          Participants are permitted to contribute from 1% to 16% of their eligible compensation to the Plan, as defined by the Plan documents. Participants may elect to invest their contributions in any of the available investment funds offered by Fidelity Management Trust Company, the Trustee. The Company will provide a 50% match of active participants' contributions, up to 6% of the participant's eligible compensation. Effective January 1, 2000, the Plan was amended to include an annual Company profit sharing contribution of 1% of a participant's eligible compensation.

                            HARTCO FLOORING COMPANY

                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, Plan earnings and forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are fully vested in the current value of their own contributions and earnings thereon, and become fully vested in Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

                           Years of                              Vested
                       vesting service                         percentage
                    ---------------------                   ----------------

                         Less than 1                                0%
                      1 but less than 2                            20
                      2 but less than 3                            40
                      3 but less than 4                            60
                      4 but less than 5                            80
                          5 or more                               100

          Participants who are age 65 or over or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their account.

     (e)  Investment Options

          Elective and nondeductible contributions may be invested in guaranteed income funds, fixed income funds, equity funds or a money market fund at the option of the participating employee. The Plan has investment options available to which participants may allocate their contributions as follows:

              |X| Armstrong Holdings, Inc. Common Stock - Effective April 1, 1999, the Plan was amended to include Armstrong World Industries, Inc. common stock as one of the investment options. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. Armstrong Holdings, Inc. is publicly traded on the New York Stock Exchange. On December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Triangle Pacific Corp. was not included in the filing. As of December 19, 2000, the Plan was amended to eliminate the Armstrong Holdings, Inc. Common Stock fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

                            HARTCO FLOORING COMPANY

                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

               |X| Fidelity Magellan Fund - The Fidelity Magellan Fund is a portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks or both.

               |X| Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking moderate income levels by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

               |X| Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/ Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

               |X| Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

               |X| Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long term. The fund pursues this goal with diversified investments of stocks, bonds and short-term and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

               |X| Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short- term securities. These securities may include, but are not limited to, high-quality short-term U.S. dollar denominated money market securities, domestic and foreign issuers.

     (f)  Participant Loans

          Participants may borrow from the Plan an amount greater than $1,000 but less than 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not to exceed five years and bear interest at 1% above the prime rate of interest being charged by local banks at the time the loan is authorized. The interest rate at December 31, 2000 was 10.50%.

                            HARTCO FLOORING COMPANY

                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

     (g)  Payment of Benefits

          On termination of service due to death, disability or retirement, a participant may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions, in cash or by purchasing an annuity under the terms of an annuity contract. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. Participants may make hardship withdrawals from their earnings deferred contributions at specified times, subject to the determination by the Plan administrator that the withdrawal is required to meet an immediate and heavy financial need.

     (h)  Forfeitures

          Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan ($571 and $3,691 in 2000 and 1999, respectively). The Company will reinstate forfeited balances to the accounts of participants who rejoin the Company within five years of their termination.

(3)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value and have been determined based on closing market quotations. Purchases and sales of securities are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Administration Expenses

          In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 2000 and 1999, all significant expenses were paid by the Company ($16,681 in 2000 and $19,071 in 1999, respectively).

     (d)  Payment of Benefits

          Benefits are recorded when distributed.

     (e)  Rollover Contributions

          Employee rollovers represent receipts from employees receiving distributions from their previous employers' qualified plan(s).

                            HARTCO FLOORING COMPANY

                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

     (f)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(4)  Units

     Participant accounts are assigned investment fund units/shares. The net asset value per unit/share by fund/account for the 2000 and 1999 calendar quarters ended is as follows:

                                                                                              Units at
                                                2000 quarters ended                         December 31,
                             -----------------------------------------------------------
                              March 31      June 30      September 30     December 31           2000
                             -----------  -----------  ---------------  ---------------   ---------------
     Armstrong Holdings,
        Inc. common stock    $     17.88   $     15.30  $         11.94  $          2.07            42,277

     Fidelity Magellan Fund       143.25        134.63           133.84           119.30             3,883
     Fidelity Equity Income
         Fund                      50.62         50.37            53.71            53.43            23,329
     Fidelity Intermediate
         Bond Fund                  9.75          9.75             9.86            10.04           201,103
     Fidelity Overseas Fund        48.27         45.73            42.42            34.37             3,446
      Fidelity Asset Manager
         Fund                      19.05         18.80            19.11            16.82            13,157
      Fidelity Retirement
         Money Market Fund          1.00          1.00             1.00             1.00           514,998

                                                                                              Units at
                                                1999 quarters ended                         December 31,
                             -----------------------------------------------------------
                              March 31      June 30      September 30     December 31           1999
                             ------------  -----------  ---------------  ---------------   ---------------
Armstrong Holdings,
    Inc. common stock        $      45.19  $     57.81  $         44.94  $         33.37               482
Fidelity Magellan Fund             129.75       129.77           122.02           136.63             2,826
Fidelity Equity Income
    Fund                            55.92        61.63            56.03            53.48            21,089
Fidelity Intermediate
    Bond Fund                       10.16         9.96             9.88             9.76           196,968
Fidelity Overseas Fund              36.99        38.88            41.11            48.01             2,733
 Fidelity Asset Manager
    Fund                            17.54        18.08            17.28            18.38             9,325
 Fidelity Retirement
    Money Market Fund                1.00         1.00             1.00             1.00           431,866

                            HARTCO FLOORING COMPANY

                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(5)  Investments

     The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 2000 and 1999:

                                                               December 31,
                                                      -----------------------------
                                                           2000           1999
                                                      -------------  --------------
          Fidelity Magellan Fund                      $     463,287  $      386,145
          Fidelity Equity Income Fund                     1,246,455       1,127,827
          Fidelity Intermediate Bond Fund                 2,019,074       1,922,404
          Fidelity Retirement Money Market Fund             514,998         431,866
          Participant loans                                 422,590         385,805
          Other - less than 5%                              426,944         318,663
                                                      -------------  --------------
               Total investments                      $   5,093,348  $    4,572,710
                                                      =============  ==============

     During 2000 and 1999, the Plan's investments had net realized and unrealized gains (losses) as follows:

                                                           2000           1999
                                                      -------------  --------------
          Armstrong Holdings, Inc. common stock       $     (33,061)         (8,940)
          Fidelity Magellan Fund                            (69,620)         36,870
          Fidelity Equity Income Fund                         7,544         (43,645)
          Fidelity Intermediate Bond Fund                    56,239        (103,281)
          Fidelity Overseas Fund                            (42,498)         30,165
          Fidelity Asset Manager Fund                       (19,138)          7,555
                                                      -------------  --------------
               Net depreciation in fair value of
                 investments                          $    (100,534) $      (81,276)
                                                      =============  ==============

     The components of investment income for the years ended December 31, 2000 and 1999 are as follows:

                                                           2000           1999
                                                      -------------  --------------
     Investment income:
       Interest and dividend income                   $     337,549  $      325,826
       Net depreciation in fair value of investments       (100,534)        (81,276)
                                                      -------------  --------------
                                                      $     237,015  $      244,550
                                                      =============  ==============

                            HARTCO FLOORING COMPANY

                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(6)  Tax Status of the Plan

     The Internal Revenue Service has determined and informed the Company by a letter dated November 26, 1997, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)  Plan Termination

     Although it has not expressed intent to do so, the Company has the right to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(8)  Related Party Transactions

     Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Triangle Pacific Corp. is a wholly-owned subsidiary of Armstrong World Industries, Inc. Fidelity Management Trust Company is the Trustee as defined by the Plan. Therefore, transactions involving these entities and funds qualify as party-in-interest transactions.

                                                                      Schedule 1


                            HARTCO FLOORING COMPANY

                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes
                       at end of year December 31, 2000

                                                                                                  Current
        Identity of issuer                           Description of investment                     value
-------------------------------------   ---------------------------------------------------    ---------------
Armstrong Holdings, Inc.*               Common stock                                           $        87,218

Fidelity Investments*                   Fidelity Magellan Fund                                         463,287

Fidelity Investments*                   Fidelity Equity Income Fund                                  1,246,455

Fidelity Investments*                   Fidelity Intermediate Bond Fund                              2,019,074

Fidelity Investments*                   Fidelity Overseas Fund                                         118,425

Fidelity Investments*                   Fidelity Asset Manager Fund                                    221,301

Fidelity Investments*                   Fidelity Retirement Money Market Fund                          514,998

Participant Loans*                      Loans to participants                                          422,590
                                                                                               ---------------
                                             Total investments                                 $     5,093,348
                                                                                               ===============

* Party-in-interest

See accompanying independent auditors' report.